February 6, 2015

VIA EDGAR AND HAND DELIVERY

Ms. Amanda Ravitz

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-7010

Re:                             SolarEdge Technologies, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Submitted January 12, 2015

CIK No. 0001419612

Dear Ms. Ravitz:

On behalf of SolarEdge Technologies, Inc. (the “Company”), this letter responds to your letter, dated January 29, 2015 (the “Comment Letter”), regarding the above-referenced Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”), confidentially submitted on January 12, 2015.  Each of your comments is set forth below, followed by the corresponding response.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.  Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type.  The page references in the responses are to the revised prospectus included in Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which is being confidentially submitted today by electronic submission.  The Company will also provide you with marked copies of Amendment No. 3 to expedite your review.

December 2014 grants, page 72

1.              We note that you have not provided fair value information related to your stock option grants issued in December 2014. Please update your filing with this information or explain why you are unable to provide this information.

Answer:  The Company has revised the disclosure on page 74 in response to the Staff’s comment.

The Company further advises the Staff that on January 29, 2015, the Company’s board of directors granted additional stock option grants to certain employees of the Company. The Company’s board of directors is currently in the process of consulting with an independent third party to determine the fair value of its common stock to be applied in connection with these grants. The Company intends to update the disclosure related to this valuation in a subsequent submission.

Note 2 — Significant Accounting Policies, page F-10

X — Accounting for stock-based compensation, page F-20

2.              We note from your response to prior comment 8 that the five peer companies you selected in determining your expected volatility were all at a similar development stage to you. Please provide us with your analysis in which you determined that each peer company you selected was comparable to you in terms of its development stage.

Answer:  The Company’s response to prior comment 8 stated that the five companies that passed the Company’s screening threshold used to select peer companies were from the same or similar sector, had sufficient operating history to sample, were active for the entire sample period for the purpose of the stock volatility determination, and were of a similar development stage to the Company.

The first and simplest metric the Company used to determine a peer company’s development stage was to distinguish between a “development/startup” company and a “product selling” company. Since the Company is a product selling company, in determining whether the development stage of the peer companies was similar to the Company’s development stage, the Company first assessed whether the selected peer companies are development/startup companies or product selling companies, and determined that none of the selected peer companies is a development/startup stage company.

After determining that no companies were in the development/startup stage, the Company determined the peer companies’ development stages by differentiating between four commonly-used development stages:

Development/Start up: (sometimes divided into inception, prototype and roll-out periods): A stage that is characterized by little or no revenue and high development expenses.

Growth: A stage characterized by high revenue growth, increase in market share, and an increasing product offering from a previously narrow offering of products.

Maturity: A stage characterized by stable revenue growth and continued innovation, with a wide range of products and a sales presence in multiple geographies.

Decline: A stage characterized by decreased revenues and profitability and a loss of market share.

While the Company’s revenue growth and growth of market share places the company in the “growth” stage, its established market position in major markets, wide product offering and presence in multiple geographies places the Company in the “maturity” stage.

The following table analyzes the development stage of each of the selected peer companies referenced in the Company’s response to prior comment 8:

Company name	Development stage	Analysis
SMA Solar Technology AG (“SMA”)	Maturity/Decline

While SMA’s revenues have declined in the last three years, SMA is a direct competitor of the company and sells its products in the same geographies and to the same customers as the Company. Both the Company and SMA sell products to the residential and commercial segments; however, SMA also offers utility-scale products.

Fairchild Semiconductor International, Inc. (“Fairchild”)	Maturity	Over the last four years, Fairchild has experienced stable revenue and stable R&D expenses as a percentage of revenue. Fairchild sells a variety of products relating to several industries worldwide.
International Rectifier Corporation (“International Rectifier”)	Maturity	International Rectifier experienced moderate revenue growth in 2014, following three years of similar revenue, and sells a diverse portfolio of products internationally.
Cree, Inc. (“Cree”)	Growth

Cree has experienced year-over-year revenue growth, with a 14% CAGR between 2011 and 2014, and has experienced a slight increase in R&D expenses between 2011 and 2014. Cree sells a variety of products worldwide.

REC Silicon ASA (“REC”)	Maturity/Decline	Revenues of REC decreased substantially between 2012 and 2014, mirroring the general downturn in the solar modules industry. REC sells a relatively narrow portfolio of products internationally.

The Company concluded that the aforementioned peer companies are of similar development stages in light of the fact that (a) none of the selected peer companies is a development/startup stage company and (b) the selected peer companies consist mainly of companies in a growth or maturity stage.

3.              As a related matter we also note that you performed a sensitivity analysis that took into account a volatility range of plus or minus 15% and concluded that changes in volatility would not materially affect your financial statements for the fiscal years 2012, 2013 and 2014. Please provide us with your sensitivity analysis.

Answer: In performing the sensitivity analysis described in the Company’s response to prior comment 8, the Company took the following steps:

a.              Performance of common share price calculation by a third party expert under the same methodology used for each valuation in fiscal 2012, 2013 and 2014; and

b.              Re-calculation of the fair value of the Company’s stock options at the date of the grant for each grant in fiscal 2012, 2013 and 2014,  followed by a calculation of the ESOP expenses for fiscal 2012, 2013 and 2014 and a comparison of the result to the reported gross profit, operating and net income (losses). The expense difference for each reporting year relates to all option grants during fiscal 2012, 2013 and 2014.

The following tables set forth the sensitivity analysis for each reported fiscal year, which we believe show volatility changes as having an immaterial effect on our financial statements, both qualitatively and quantitatively.

Fiscal year 2012

				As reported
Volatility	-15%	-10%	-5%	60.76%-68%*	5%	10%	15%
ESOP expenses	748	781	815	842	872	899	925
Difference	-94	-61	-27	0	30	57	83

Gross loss	-661	-667	-672	-677	-683	-687	-692
Operating loss	-27,366	-27,399	-27,432	-27,460	-27,490	-27,516	-27,543
Net loss	-27,689	-27,722	-27,755	-27,783	-27,813	-27,839	-27,866

Effect on Gross loss	2.36%	1.48%	0.74%	0.00%	-0.89%	-1.48%	-2.22%
Effect on Operating loss	0.34%	0.22%	0.10%	0.00%	-0.11%	-0.20%	-0.30%
Effect on Net loss	0.34%	0.22%	0.10%	0.00%	-0.11%	-0.20%	-0.30%

*The volatility range represents volatilities used in share and option fair value valuations for grants during fiscal 2012.

Fiscal year 2013

				As reported
Volatility	-15%	-10%	-5%	55.8%-68%*	5%	10%	15%
ESOP expenses	878	949	1,017	1,078	1,140	1,197	1,254
Difference	-200	-129	-61	0	62	119	176

Gross profit	4,429	4,422	4,416	4,409	4,403	4,397	4,391
Operating loss	-27,260	-27,331	-27,398	-27,460	-27,522	-27,580	-27,636
Net loss	-27,980	-28,051	-28,118	-28,180	-28,242	-28,300	-28,356

Effect on Gross loss	-0.45%	-0.29%	-0.16%	0.00%	0.14%	0.27%	0.41%
Effect on Operating loss	0.73%	0.47%	0.23%	0.00%	-0.23%	-0.44%	-0.64%
Effect on Net loss	0.71%	0.46%	0.22%	0.00%	-0.22%	-0.43%	-0.62%

*The volatility range represents volatilities used in share and option fair value valuations for grants during fiscal 2012 and 2013.

Fiscal year 2014

				As reported
Volatility	-15%	-10%	-5%	46.3%-68%*	5%	10%	15%
ESOP expenses	876	947	1,016	1,082	1,146	1,207	1,266
Difference	-206	-134	-65	0	65	125	184

Gross profit	21,991	21,984	21,977	21,971	21,963	21,957	21,951
Operating loss	-18,166	-18,236	-18,306	-18,371	-18,437	-18,497	-18,556
Net loss	-21,173	-21,243	-21,313	-21,378	-21,444	-21,504	-21,563

Effect on Gross profit	-0.09%	-0.06%	-0.03%	0.00%	0.04%	0.06%	0.09%
Effect on Operating loss	1.12%	0.73%	0.35%	0.00%	-0.36%	-0.69%	-1.01%
Effect on Net loss	0.96%	0.63%	0.30%	0.00%	-0.31%	-0.59%	-0.87%

*The volatility range represents volatilities used in share and option fair value valuations for grants during fiscal 2012, 2013 and 2014.

*                                         *                                         *

If you have any questions regarding the above, please do not hesitate to call me at (212) 351-2626.

Very truly yours,

/s/ John T. Gaffney
John T. Gaffney

cc:                                Geoff Kruczek, Securities and Exchange Commission

Eric Atallah, Securities and Exchange Commission

Kevin Vaughn, Securities and Exchange Commission

Rachel Prishkolnik, SolarEdge Technologies, Inc.

Guy Sella, SolarEdge Technologies, Inc.

Andrew L. Fabens, Gibson, Dunn & Crutcher LLP